New appointment of the President Date of events: 2013/04/01 Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2013/04/01

2.	Name and resume of the replaced general manager: Yen-Sung Lee, President of Chunghwa Telecom prior to the change, has ever served as the Executive Vice President of the company; Ph. D. degree in Information Engineering from the National Chiao Tung University.

3. Name and resume of the new general manager: Mu-Piao Shih, Executive Vice President of Chunghwa Telecom prior to the change, has ever served as the President of the company's mobile business group; Master's degree in Electrical Engineering from the National Taiwan University.

4. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):position adjustment

5.	Reason for the change: position adjustment

6.	Effective date of the new appointment:2013/04/01

7.	Any other matters that need to be specified: None